FLINT TELECOM GROUP, INC.
7500 College Blvd., Suite 500
Overland Park, KS 66210

October 5, 2011

Larry Spirgel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

Re:  Request to Withdraw
Flint Telecom Group, Inc.
Registration Statement on Form S-1
Filed July 12, 2011
File No.: 333-175476

Dear Mr. Spirgel:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Flint Telecom Group, Inc. (the “Company”) requests the withdrawal of the Company’s Registration Statement on Form S-1, originally filed on July 12, 2011 (the “Registration Statement”).  The Company requests the withdrawal of the S-1 Registration Statement because the Company has decided not to proceed with the equity line of credit financing with Kodiak Financial Group at this time.  The Registration Statement has not been declared effective, and no shares of the Company’s common stock have been sold under the Registration Statement.

The Company requests that in accordance with Rule 457(p) under the Securities Act, all fees paid to the U.S. Securities and Exchange Commission (the “Commission”) in connection with the filing of the Registration Statement be credited for future use.

Upon grant of the Commission’s consent, please provide a facsimile copy of the written order consenting to the withdrawal of the Registration Statement to the undersigned, facsimile number (912) 273-0984, with a copy to the Company’s outside legal counsel, Joseph M. Lucosky, Esq., 33 Wood Avenue South, Iselin, NJ 08830, facsimile number (732) 395-4401.

If you have any questions with respect to this matter, please contact Joseph M. Lucosky, Esq. at (732) 395-4400.

Very truly yours,

/s/ Vincent Browne
Vincent Browne Chief Executive Officer Flint Telecom Group, Inc.